UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SILICOM LIMITED
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M84116 10 8
(CUSIP Number)

Zohar Zisapel 24 Raoul Wallenberg Street Tel-Aviv 69719 Israel +972-3-6458153.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84116 10 8	Page 2 of 7 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON
Zohar Zisapel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,372,859 Ordinary Shares

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,372,859 Ordinary Shares

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,372,859 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.18% (1)

14	TYPE OF REPORTING PERSON
IN

(1)	Based on 7,549,531 Ordinary Shares that the Issuer advised were issued and outstanding as of March 31, 2018.

CUSIP No. M84116 10 8	Page 3 of 7 Pages

SCHEDULE 13D/A

This Amendment No. 2 to the Statement on Schedule 13D (this “Statement”) is being filed by the undersigned to amend the schedule 13D (the “Schedule 13D”) which was originally filed on November 28, 2008, as amended and supplemented by Amendment No. 1 thereto filed on March 5, 2009 relates to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of Silicom Limited, a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba 44000, Israel.

Item 5.	Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)
The disclosure under Item 3 and Items 11 and 13 of the cover are incorporated herein by reference. The Reporting Person beneficially owns approximately 1,372,859 Ordinary Shares, or 18.18%, of the Company’s total number of Ordinary Shares that the Company advised were issued and outstanding as of March 31, 2018. Of such shares (i) 1,050,908 Ordinary Shares are held by the Reporting Person; and (ii) 321,951 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person.

(b)	The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the Ordinary Shares disclosed in Item 5(a) above.

(c)
The following table sets forth all the transactions effected by the Reporting Person during the past 90 days. All of these transactions were open market sales effected on the NASDAQ Global Select Market.

Date of Sale	Number of Ordinary Shares Sold	Price Per Share

8/6/2018	21,536	40
6/6/2018	19,234	40.15
6/6/2018	7,714	40.19
6/6/2018	100	40.12
6/6/2018	900	40.1
5/6/2018	800	41.25
5/6/2018	100	41.33
5/6/2018	2	41.2
5/6/2018	66	41.16
5/6/2018	33	41.11
5/6/2018	100	41.1
5/6/2018	16	41.12
5/6/2018	12	41.09
5/6/2018	47	41.1
5/6/2018	100	41.08

5/6/2018	100	41.07
5/6/2018	1,536	41
5/6/2018	100	41.07
5/6/2018	111	41.11
5/6/2018	9	41.18
5/6/2018	11,034	40.5
4/6/2018	900	41
4/6/2018	554	41.04
4/6/2018	100	41.02
4/6/2018	800	41.03
4/6/2018	300	41.02
4/6/2018	340	38.26
4/6/2018	2,250.00	38.2
21/05/2018	150	38.22
21/05/2018	418	38.21
21/05/2018	100	38.3
21/05/2018	600	38.29
21/05/2018	400	38.34
21/05/2018	200	38.37
21/05/2018	1,200	38.29
21/05/2018	100	38.24
21/05/2018	300	38.24
21/05/2018	200	38.27
21/05/2018	150	38.24
16/05/2018	1,669	38.25
16/05/2018	30	38.29
16/05/2018	700	38.26
15/05/2018	1	38.05
15/05/2018	200	38.11
15/05/2018	2,268	38
15/05/2018	100	38.07
15/05/2018	600	38.21
15/05/2018	500	38.2
15/05/2018	300	38.41
11/5/2018	100	38.32
11/5/2018	100	38.38
11/5/2018	600	38.27
11/5/2018	200	38.36
11/5/2018	10	38.2
11/5/2018	300	38.17
11/5/2018	300	38.15
9/5/2018	200	38.86
9/5/2018	100	38.94

9/5/2018	200	38.97
9/5/2018	300	39.26
9/5/2018	100	39.33
9/5/2018	100	39
9/5/2018	100	39.02
9/5/2018	100	39.15
9/5/2018	100	39.21
9/5/2018	200	39.27
9/5/2018	100	39.4
9/5/2018	110	39.29
9/5/2018	400	39.19
9/5/2018	100	39.22
9/5/2018	100	39.07
9/5/2018	200	39.08
9/5/2018	200	39.05
9/5/2018	200	39.12
9/5/2018	359	39.2
9/5/2018	231	39.09
9/5/2018	200	39.14
9/5/2018	100	39.13
9/5/2018	100	39.1
9/5/2018	200	39.02
9/5/2018	200	39.11
9/5/2018	100	39.24
9/5/2018	200	39.22
9/5/2018	100	39.25
9/5/2018	100	39.26
9/5/2018	200	39.2
9/5/2018	101	39.38
9/5/2018	100	39.32
9/5/2018	9	39.45
9/5/2018	10	39.44
9/5/2018	100	39.39
9/5/2018	100	39.32
9/5/2018	4,416	39.3
7/5/2018	778	40.44
12/3/2018	829	60.2
9/3/2018	15,000	60.37
9/3/2018	15,000	60.36
8/3/2018	8,572	60.04
8/3/2018	6,160	60.03
7/3/2018	200	61.74
7/3/2018	711	61.56

7/3/2018	10	61.7
7/3/2018	203	61.5
7/3/2018	1,200	61.64
7/3/2018	1,000	61.65
7/3/2018	170	61.52
7/3/2018	100	61.52
7/3/2018	500	61.51
7/3/2018	100	61.72
7/3/2018	500	61.73
7/3/2018	20	61.83
7/3/2018	210	61.97
7/3/2018	210	61.7
7/3/2018	110	61.69
7/3/2018	240	61.69
7/3/2018	300	61.67
7/3/2018	100	61.67

Except for such transactions, the Reporting Person has not effected any transactions in the Ordinary Shares during the past ninety days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2018

/s/ Zohar Zisapel

ZOHAR ZISAPEL